



Bloomery Plantation Distillery
Business Plan
Proprietary and Confidential

October 2016

16357 Charles Town Road, Charles Town, WV 25414
304-725-3036
www.bloomerysweetshine.com
Facebook: www.facebook.com/bloomeryplantationdistillery
Twitter: @BloomeryTweets
Instagram: @BloomerySweetShine

STOP!

We take a stand against boring, unadventurous drinking. Proceed at your own risk.



The Adventure Awaits

Bloomery Plantation Distillery

Executive Summary

Bloomery Plantation Distillery opened as a mini farm distillery in the agritourism industry, September 17, 2011. With our sweet spin on moonshine, we've polished up an old tradition, creating world-class liqueurs that range in proof from 8° to 70°. The Distillery is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains. Our tasting room experience take place in a rural two-story 50'x 16' historic log cabin that served as a slave quarters during the Civil War. We deliver a WOW experience in that tiny tasting room, and wherever we go for that matter, no matter who we play with! From our award-winning labels and SweetShines, to our traveling road show, we are unique, exclusive, all natural and farm-fresh. Just the bare essentials. Beautifully focused and stark-ravingly good.

Garden to Glass: We take a stand against boring unadventurous drinking, so we set on a mission to break away from this. For starters we went back, way back, to the way the old timer's used to do it. They would flavor their moonshine with real fruit and sugar for a smoother, more palatable 'shine. Bloomery's all natural SweetShines® are made the way the old timer's used to do it, by hand, with 190-proof corn likker, pure cane sugar and farm fresh ingredients. We grow lemons, yes, lemons in West by God Virginia! And Hawaiian ginger, raspberries, black walnuts, pumpkins and cranberries. What we don't grow we try to source from other small American family farms. Farm to table. Garden to glass. Our farm-fresh ingredients are hand-picked, hand chopped, hand zested or hand squeezed. Why do we do it? Flavor! All natural flavor. And it really shows. Bloomery SweetShine's® are award-winning—in fact we've out-scored several major competitors in international competitions. Although they're delicious by themselves, they are sweet mixers. According to our fan base, where we truly shine is mixing it up with other liquors, which makes for an outrageously fun cocktail playground.

Mission: To create high spirits and good cheer wherever we go. We craft experiences that are fun-loving, authentic, refreshing and memorable—from our products, to our branding to our customer experience. It's who we are.

Unique Selling Proposition: We are the only craft distiller in America whose complete focus is on making a line of all natural, *farm-fresh* cocktail liqueurs.

Target Market: 21-34 year-old millennials and their wine-drinking moms. Hey, as our T-shirts say, "Why W(h)ine when you can 'Shine!"

Marketing Philosophy: We use a fusion of product and marketing concept philosophies. We believe our customers prefer a quality product with above par service. We try to attract customers with design, packaging, flavor, awards and effective distribution channels. Our goals are also based on the wants and needs of our target market.

Marketing Efforts: In four years, we've had 60,000 visitors through our Distillery, from every state and six continents! Since 2011, we marketed locally. In the third quarter of 2013 we reached out to the DC market with our Bloomery SweetShine® line. In early 2014 we landed on the shelves in VA, through special order, and in the spring we started in TN. In 2015 we added MD, NY and PA. In order to achieve our vision, we need to expand our production capacity and our marketing efforts regionally, and ultimately nationally, as we continue to open markets.

Scalability: Bloomery Plantation Distillery plans to increase sales in the tasting room and expand national distribution in accordance with a national marketing/sales plan. In order to increase sales, production will scale accordingly. Our team and a new production/warehousing facility are in place to achieve goals.

Competition: There are 64 craft distilleries in America making liqueurs. The main focus of 59 of those 64 craft distilleries are producing vodka, gin, whiskey, rum and bourbon—with a liqueur here and there thrown into their mix. The main focus of the remaining five craft distillers is solely producing a line of liqueurs. And only one has the complete focus of crafting an all natural line of *farm fresh* cocktail liqueurs: Bloomery Plantation Distillery.

Award-winning: 25[+] national and international awards—from taste to branding to marketing.

Intellectual property: SweetShine®, Bloomery SweetShine®, Trade Dress for iconic look is being pursued.

Critical Intersection: When Bloomery Plantation Distillery opened its doors a little over four years ago, we were the 224th craft distiller federally licensed in the US. Today those numbers have exploded. The critical intersection of local sourcing crossed with the handcrafting of approachable spirits like liqueurs is appealing to consumers. Consumers crave quality, taste and a little bit of the unusual—like growing lemons and ginger in West Virginia and harvesting local black walnuts and paw-paws to make farm-fresh Bloomery SweetShine® liqueurs. With such flavors as our internationally award-winning "Moonshine Milkshake" Cremma Lemma, Limoncello, Raspberry Lemon, Chocolate Raspberry and Hard Lemonade, and with new flavors such as: Black Walnut, Ginger, Peach and Pumpkin SweetShine, consumers can't get enough of our history, hooch and hospitality. Why? Because our liqueurs fill the niche market of being local, sustainable and, well, stark-ravingly good.

Marketplace Void: Cocktails are making a huge comeback, especially with the millennials. They love locally sourced, authentic brands, but they're unsure as to how to craft great cocktails. With our award-winning, natural liqueurs we teach our customers how to create classic cocktails with a twist. Easily. Our fans have the confidence to play with our hooch and look like a hot mixologist in front of their friends. Plus if they have a cocktail crisis, we are just a phone call away.

Newsworthy:
> 2015 Named One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine.
> 2015 Flipkey by Trip Advisor named us one of the Best Food Tours Worth Traveling For
> 2015 Tasting Panel Magazine issued a 92 OUTSTANDING Score for our Pumpkin Spice
> April 17, 2013: Bloomery is mentioned in the Wall Street Journal Market Watch article by Charles Passey, http://on.mktw.net/YZvl7y, which emphasizes the growing trend in flavored spirits.
> **Growing Trend:** "So, why not make it more approachable by providing the same boost of sweetness that's come to define many flavored vodkas? The idea is a variation on that classic Mary Poppins song: In this case, a spoonful of sugar makes the spirit go down...Of course, the flavor trend is broader than whiskey...And even moonshine — the original hooch — has gone back to its flavored roots, albeit with something of a craft stamp...'Americana in a jar,'..."

We are capitalizing on the craving for locally sustainable craft distilleries; the yearning for "back to the classics" with simple, clean mixology; the nostalgia for the prohibition-era and the explosion of fruit flavored liquors.

Bloomery Plantation Distillery
Fundraise

Having positioned and rebranded the product, and based on our sales growth in a limited market, from $81,000 in our first three months of business in 2011 to $475,000 in 2012 to $790,000 in 2015—we believe that the national and world recognition that we've received, positions us for expansion in an expanding market. We are seeking a capital contribution of $70,000-$1,000,000 from our parent company for working capital and facility improvements/expansion and more importantly to expand our national sales and marketing presence. Assuming that we are successful in obtaining the desired capital infusion, based on market research, detailed planning and our position in the market, we are forecasting that we will achieve sales of $1.6 M in 2018 and year over year revenue growth thereafter as the brand takes off in the national and international market place.

Previous Fundraises
Conventional Bank Financing:

City National Bank, Jan. 2011: $227,800 with a $22,200 LOC, funds used for establishing the farm distillery, raw materials, marketing, product launch and operating capital.

United Bank, Sept. 2013: $363,000 for the purpose of refinancing the City National Bank loan, and an additional $106,000 for equipment and facility improvements and a $150,000 LOC.

United Bank: Dec. 2013: $132,750 for the purchase and build-out of an additional production and warehousing facility.



Sales History

*The Distillery was closed for two months in 2015 while we fought legislation in WV. We won.

Bloomery Plantation Distillery
Milestones

- opened September 17, 2011
- first commercial growers of lemons in the Mid-Atlantic
- 25$^+$ International Awards/Proof of Quality
- *Wall Street Journal*, April, 2013
- regional marketing strategy implemented October, 2013
- Certificate of Registration from the PTO, SweetShine® January, 2014
- national stage recognition WSWA Las Vegas, April, 2014
- meeting with Daymond John, Shark Branding, April, 2014
- six hour on-site television shoot with Fox 5, June, 2014
- AP story released, picked up by *Wall Street Journal*, *Washington Post* and numerous newspapers from Hawaii to Iceland, July, 2014
- Double Gold, Best Nut Liqueur, San Francisco World Spirit Competition, February, 2015
- selected as One of the Best Entrepreneurial Companies in America, Entrepreneur Magazine, November, 2015

Bloomery's Cast of Characters





Founding Team Members

Thomas J. Kiefer, CEO—the grounded one

Responsibilities:
To carry out the Distillery's strategic plans and policies, as well as to set the direction of the company. To manage the administrative and financial operations of the company and develop, implement and monitor control systems designed to preserve company assets.

Linda S. Losey, CCO, COO—the visionary

Responsibilities:
To set the vision of the company and to oversee operations as well as set the direction of product lines, branding and marketing.

Rob Losey, Partner, Director of National Sales and Distribution—the go to guy

Responsibilities:
To oversee, manage and direct National Sales and Distribution, the tasting room and public relations.

Bloomery Plantation Business Plan

Table of Contents

1. Opportunity

Bloomery Plantation Distillery
Origin

Tom, Bloomery's CEO, who has dual citizenship from the U.S. and Australia, received an invitation to attend his great, great Aunt Mary MacKillop's canonization at the Vatican in 2010. His aunt was being canonized as Australia's first saint, Saint Mary of the Cross. It was a huge deal in Australia. And when you get the invitation from the guy with the big hat in Italy, hey, you go. While we were in Italy we were introduced to limoncello. Then we were introduced to hand-crafted limoncello from a restaurant with hospitality and personality. The experience was terrific and memorable. We came home with two of their bottles. When we realized all but half a bottle had disappeared, we knew we needed to find it on the liquor store shelves in America. Within a month of our return, we bought 22 bottles of limoncello, trying to find the same flavor profile that we experienced in Italy. All of those limoncellos failed to replicate the authentic flavor we so loved and experienced while overseas. So we researched, played and experimented. We came up with a recipe that, in blind taste tests with family and friends, won against all of those 22 bottles of limoncello we had sitting in our liquor cabinet. The logical next steps? Find a run down, dilapidated log cabin on 12 acres in Wild, Wonderful, West Virginia on Craigslist. Plant Italian lemon trees, raspberry bushes and Hawaiian ginger. Bring the building back to life. Apply for all of our licenses and make award-winning liqueurs in a 50' x 16' two-story historic distillery and create an awesome, hospitable tasting experience. In less than a year. While Tom and Linda both worked, full-time. Hard? Yes. Worth it? Every penny. Every second. We love what we do and have achieved success in the building of an award-winning distillery and brand and in pulling together an extraordinary, creative, hard-working team who take great pride in all the lives they touch.

Bloomery Plantation Distillery
History

From bartending to backyard barbecues, we've always had a passion for constructing great cocktails. In the year preceding Bloomery's official launch, we perfected our craft. While experimenting with fruit, alcohol and public feedback, our development phase was born and began to bear fruit. We have been on a passionate path to provide the finest artisan elixirs ever since.

In pursuing our vision of opening a mini-distillery we found a unique 12-acre parcel in Charles Town, WV, with an 1840s, abandoned log cabin. From English Lords, to squatters, to moonshine boatmen, to stills and bootleggers, the property was steeped in history, but in need of a loving restoration. We took on the challenge and created a charming mini-distillery where we make artisan fruit cordials by hand from our farm's own fruits, roots and nuts. And we make a limoncello, right here in WV, that rivals any award-winning Italian limoncello. In fact, six months after bringing to market our cream di limoncello, Cremma Lemma "Moonshine Milkshake," we took our first medal. We're proud to say the medals continue to stack up:

2015 Recognized as one of Entrepreneur Magazine's Best Entrepreneurial Companies in America
> These companies are the offspring of entrepreneurs who melded dreaming with doing, who took risks, who dared to challenge convention. And, most envious of all, they have found a way to enjoy sustainable growth.

2015 50 State Series: Best Food Tours Worth Traveling For
> Flipkey.com, the vacation rental company of leading travel site TripAdvisor, found the 50 most loved and most talked about food and drink tours across the country, and Bloomery Plantation Distillery has been recognized on the list of "Best Food Tours Worth Traveling For"

92 Score: OUTSTANDING, Tasting Panel Magazine, 2015
> Pumpkin Spice

2015 Double Gold San Francisco World Spirit Competition
> Best Nut Liqueur: Black Walnut

2015 Bronze San Francisco World Spirit Competition
> Package Design: Black Walnut

2015 Good Food Award WINNER Pumpkin Spice
> "Representing the best from America's growing movement of talented and socially conscious food entrepreneurs." The top taste scorers were further vetted to confirm environmentally sound agriculture, good animal husbandry, transparency, and fair treatment at all stages of the supply chain.

2014 Wine and Spirit Wholesalers of America
  GOLD Black Walnut
  GOLD Raspberry Lemon
2014 3×3 Illustration magazine
  a series of 5 labels won Merit in 3×3 Illustration magazine
  http://3x3mag.com/shows/professional-shows/prowinners
2014 American Illustration AI 33 Book
  Our Mizz Peach and Mister Coal Miner Hard Lemonade illustrations were accepted into the very
  competitive, highly visible American Illustration (AI 33) book that came out in the fall 2014.
  http://www.ai-ap.com/slideshow/AI/33/#56
2013 West Virginia Stars of the Industry Best Overall Marketing Campaign
  Presented to the organization that uses the most imaginative and innovative marketing
2013 Beverage Tasting Institute International Spirit Packaging Award
  GOLD Graphic Design Bloomery SweetShine Raspberry Lemon
  SILVER Creativity Bloomery SweetShine Raspberry Lemon
2013 Spirits International Prestige Awards (SIP)
  GOLD Series Package Design Bloomery SweetShine
  SILVER Other Liqueur Ginger Shine
  SILVER Fruit Liqueur Peach Shine
2013 Forum for Rural Innovation Award
  Presented to an organization that enhances farm or rural prosperity
2012 Spirits International Prestige Awards (SIP)
  PLATINUM Cremma Lemma Moonshine Milkshake
  GOLD Limoncello
  GOLD Raspberry Lemon
  GOLD Chocolate Raspberry
2012 MicroLiquor Awards
  GOLD Cremma Lemma Moonshine Milkshake
  GOLD Chocolate Raspberry
  SILVER Limoncello
  SILVER Raspberry Lemon
2012 American Distilling Institute
   SILVER Cremma Lemma Moonshine Milkshake

Although our all natural cordials are made by hand, the old-fashioned way, right here on our farm and production facility, it's not to say we think small. In fact, as a mini-distillery and small agritourism business, we are being noticed by "the big players"—Baccardi, Diageo, Seagrams, Patrón and Mike's Hard Lemonade—all of whose employees or reps have sought us out to make contact at trade shows and conferences. In fact in August of 2014 we were approached by the Good Foods Award Committee to enter our products into a national competition. When asked how they heard about us, they responded, "Industry members told us about your sustainable good work, and we wanted to reach out." Don't let our "smallness" and hand-crafting fool you though, we are scalable in every sense of the word, and have detailed plans to take our history, hooch and hospitality to the national market.

Bloomery Plantation Distillery
Expansion

We've outlined a plan for growth that helps to expand our business first regionally and then nationally. Specifically the expansion plan includes the following elements:

- We recently purchased a 2400 sq. ft. building in down town Charles Town, WV with the ability to expand, for production and warehousing. This will help to increase and streamline production to 28,800 cases, by year three, and to warehouse a greater number of these cases. This building and expansion plan conforms with our current zoning and regulatory requirements.

   The new production building, under a multi-shift operation, would give us the capacity to produce up to 33,000 cases per year. Assuming a reasonable turnover of current product, we could store 8000 cases in the building and turning this over four times a year would place capacity at 32,000 cases before additional space would be required for storage. This will position us well for meeting accelerated demand for our products.

- We have outfitted the building with a security system and cookers, vats, sinks, counters, and a walk-in cooler/freezer to help make our workspace more efficient.

- We will be creating 2 part-time positions over the course of three years to help increase production, taking sales from $790,000 to $1.6 M in three years.

- Marketing campaigns will focus on existing markets as well as growing our market share as we expand nationally. In 2016 new markets will include Massachusetts and California, expanding every year thereafter, with a focus on cities with a high concentration of millennials.

- We will craft improvements to our website, marketing, branding and social media efforts.

- Consideration will be given to identifying a celebratory spokesperson as part of our marketing expansion.

Bloomery Plantation Distillery
Management and Operations

Bloomery Plantation Distillery is a member managed Limited Liability Corporation. Articles of organization for the company were filed with the Secretary of State for the state of West Virginia. The company will exist until dissolved. The company's designated office is at 16457 Charles Town Road, Charles Town, WV 25414. The company is formed for the purpose of engaging in the business of producing spirits. The company has the power to do all things necessary, incident, or in furtherance of that business. The company's sole member is Bloomery Investment Holdings, LLC, a West Virginia limited liability company, which is a holding company for the company and an affiliate, Bloomery Plantation Holdings, LLC. Title to all assets of the company are held in the name of the company. No member has any right to the assets of the company or any ownership interest in those assets except indirectly as a result of the member's ownership of an interest in the company. No member has any right to partition any assets of the company or any right to receive any specific assets on the winding up of the business of the Company or on any other distribution from the company. Assets of the company will not be co-mingled with those of a member or any other person.

The land and Distillery building and new production building used by Bloomery Plantation Distillery in its operations are owned by its sibling, Bloomery Plantation Holdings, LLC. Holdings directly receives no payments under the leases, pursuant to which Distillery is required to directly pay all indebtedness secured by the demised premises, all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

The capital contribution desired from Bloomery Investment Holdings, LLC, is intended to be raised by the sale of Class B membership interests in that company. Current members of Bloomery Plantation Investment Holdings, LLC, with 40/40/20% shared Class A membership interests, respectively, are:

Thomas J. Kiefer

Linda Losey

Rob Losey

Thomas J. Kiefer; Member, CEO

Responsibilities:
To carry out the company's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of the company's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

To Date: Tom has been in charge of securing financing and major procurement as well as scaling recipes for production. Tom produces the federal and state reports to the bureaus of alcohol control regulatory boards and seeks to streamline overall operational efficiencies.

Qualifications:
Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states. While a consultant engineer he earned his MBA and advanced to V.P. and Branch Operations Manager responsible for budget and development, business development operations and management of a $1.5 million revenue office of a $38 million, 800-employee firm.

Subsequently Tom was hired to be the Regional Operations Manager of a $45 million construction company in which he oversaw project development, operations and oversight of the project management, staff and contributed to strategic planning.

Tom is currently the Chief and Operations Manager of Baltimore County's Bureau of Utilities with a $15 million operating budget and 570 employees. In this position he is responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization. In this position Tom also spearheaded Baltimore County's participation and leadership in MDWARN, a mutual aid arrangement between 13 Maryland counties and municipalities that regulates resource sharing during times of emergency and disaster response. He currently serves as chair of the operations committee.

Tom is actively involved in boards at both the state and national level. He was formerly on the state professional engineering training board for DE and is currently on Emeritus Member of that board as well as serving on the Law Enforcement and Ethics committee for the past 16 years. At the national level, he is active with the National Council of Examination for Engineering and Surveying, the organization that develops and serves the examinations used by every state in the U.S. to license their engineers and surveyors, as well as to promulgate model laws and model rules for the states to pattern legislation for their governance of engineers and surveyors. He has served on numerous committees for NCEES including the Finance, Audit, Examination Policy and Procedures committees, the latter two of which he has served as chair.

Tom served as Director on the Board of the Maryland Society of Civil Engineers, MD Section.

See detailed resumé in appendices.

Linda S. Losey; Member, COO, CCO

Responsibilities:
To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of the company, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day to day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

To Date: Linda has provided the vision for the venue concept and facility restoration, product ideas, packaging and cordial formulations; she continues to oversee production, scheduling, quality control and product delivery. While working with officials to interpret regulations to be applied to the Company's operations, Linda has developed relationships with and earned the trust of state and local regulators as someone who lives up to her word for what the company will do while negotiating courses of action that the Company will take; maximizing the benefit inured by the Company.

Qualifications:
Linda is a results-oriented, innovative and creative Communication Professional with accomplishments in marketing, public relations, resource development and strategic planning.

Most recently she served as the Communications Director of the largest Reform Synagogue in Maryland. Linda has served as an independent consultant in which she facilitated the development of short-term goals and long-range objectives for marketing campaigns with various clientele. This included the designing of and writing for numerous newsletters, brochures, media campaigns, case statements, press releases, internal communications, grant proposals and reports. She was also the principal, creator and manufacturer of two unique gift lines that sold throughout North America, including the Cracker Barrel chain of restaurants and stores in the United Kingdom and Japan. Previously, she directed the development office of a not-for-profit agency that included raising funds for a $371,000 operating budget and $1.38 million revolving loan fund portfolio.

In 2011, Linda served as the general contractor during the restoration of the historic 1840s log cabin distillery. In 2002 she served as the co-general contractor and resource specialist for a half-million dollar project in restoring and rehabbing a historical 1797 mill house in Baltimore County. Linda also rehabbed a mid-1800 brick commercial building on the North Central Rail Trail in Maryland, which she turned into a local art gallery.

She is the best-selling author of a book which hit #1 on Amazon in death and grief. As the result of a promise made to her youngest son Sam before his tragic death in 2004, Linda became the first woman to ride across America, alone, on horseback, using much of the American Discovery Trail. She was inducted into the Long Rider's Guild in 2005.

See detailed resumé in appendices

Rob Losey; Member, CSO, Director, National Sales and Distribution

Responsibilities:
To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

To Date: Rob has honed his skills in the beverage industry through the tasting room and by expanding the company's reach throughout the state, DC, VA, TN, MD, NY and PA. Additionally Rob has been active in developing key relationships at the local and state legislative branch within the spirits industry in WV and at the national level through his involvement with DISCUS (Distilled Spirits Council of the United States) ADI (American Distilling Institute) and ACSA (American Crafts Spirits Association). He has become the "face" of the company and is recognized as a spokesperson for the craft-distillers in WV. An additional talent that Rob brings to the company is his strong background in the horticultural community that has been applied to the design and construction of the greenhouse and irrigation facilities that are key to the crop success of the company. With financing in place, Rob will progressively expand the company's national presence by implementing a strategic sales, marketing and distribution plan.

Qualifications:
Growing up in various family businesses, Rob developed strong people skills, sales acumen and creative marketing talent. Rob has a B.S. in Industrial Distribution from Clarkson University (College of Technology) and spent 20 years in the automation controls business introducing new product to the US market. In ever increasing roles of responsibility he always exceeded sales goals. He managed national sales teams that were direct company employees, independent reps and distribution outlets.

We say Rob is our "go to guy." If it needs to get done, done well, within budget and on time, just give him the mission. If a door needs to be opened, Rob will find a way. The consummate salesmen and marketeer, Rob has been key to our growth thus far.

See detailed resumé in appendices.

Advisors/Mentors

Robert Marggraf, WV Business Coach
Brian Romine, CPA
Tony Price, CPA
Steven Hawtof, Corporate Counsel
Michael Funk, Securities Counsel

We are also members of DISCUS, ADI and ACSA and consult with them as needed. In addition, we attend industry conferences and seek the advice of highly respected entrepreneurs within the industry.

Bloomery Plantation Distillery
Organizational Chart

October 2016



Strategic Planning
Tom Kiefer
Member
CEO
Rob Losey
Member, Director
National Sales and Distribution
Linda Losey
Member
COO, CCO
Regulatory Reporting
Scaling
Financing
Procurement
Cost Control
National Sales & Distribution
Tasting Room Sales
Marketing
Public Relations
Operations
Production
Quality Control
Team
Product Development
Creative Design
Branding

The management of the company is a team effort.
Tom, Linda and Rob are the key individuals who drive the strategic planning and the vision of the company.

Bloomery Plantation Distillery
Business Model


Business Model
Distillery
West Virginia
National
One bottle– two revenue streams:
Wholesale West Virginia $ & Retail Tasting Room $
Manufacturing sells wholesale to WVABCA
Bloomery National Warehouse
One bottle– one revenue stream:
Wholesale National $
Tasting Room purchases from WVABCA for retail
Manufacturing sells wholesale to Distributors for state distribution
Retail Tasting Room Sales
WOW Experience!

Bloomery Plantation Distillery has two revenue streams: **West Virginia** and **National Distribution**.

On average we make our product for $5.51 including labor and sell it to the state or distributors for $12.16. They turn around and sell it to retailers for about $17. The retail outlets sell it for about $24 for each of our 10 skus. In the State of WV we are both the manufacturer and retailer and have income coming in at both levels.

On the **West Virginia** side, one bottle has two revenue streams. In this instance, the State of WV acts as the distributor. They purchase bottles wholesale from the manufacturing side of the Distillery at a 120% markup, generating a stream of income for the Distillery. West Virginia then marks up the bottle by 5%*, and sells it back to Bloomery's Tasting Room at this marked up price. The Tasting Room then sells those bottles at a retail price to the public at a 68% markup, generating a second stream of income for Bloomery Plantation Distillery. *Prior to June 2015, WV would mark up the bottle by 28% to sell back to the Tasting Room. We would then mark the bottle up by 33%. In 2015, we challenged this regulation and won legislation decreasing the markup price from 28% down to 5%, significantly impacting our Tasting Room Gross Profit, raising it from 21% to 37%.

On the **National Distribution** side, one bottle generates one revenue stream. The manufacturing side of the Distillery sells a case to any given distributor, i.e. DC, VA or TN, at a 120% markup.

Gross Profit:
Wholesale 55%. Retail Tasting Room 37% additional.

Industry Gross Profit:
Wholesale 51%. Retail Liquor Store 25%.

Bloomery Plantation Distillery
Market Trends
2015 Industry Snapshot

Bill Owens, founder of the American Distilling Institute (ADI), states the number of micro-distilleries in the U.S. just surpassed 1,000. Micro-, or craft, distilleries, are defined as companies that manufacture and sell less than 65,000 proof gallons of spirits annually—and they are exploding in popularity across America. The reason? "It's a resurgence of an ancient craft," said Penn Jensen, vice president of operations for ADI. There's something intriguing about making a quality artisanal product out of local ingredients that caters to the sophisticated palate.

According to the Beverage Information Group, handmade boutique and small-batch spirits contributed to distilled spirits' growth. Overall distilled spirits sales volume increased in 2015 for the 18th consecutive year. *Handbook Advance 2015*, published by the Beverage Information Group, shows that total U.S. distilled spirits sales volume ended the year up 1.6%, reaching 213.2 million 9-liter cases. What's more, overall spirits retail revenue growth—the combined dollar total of off-premise (liquor stores) and on-premise (restaurants/bars) sales—also increased in 2015. According to the Distilled Spirits Council (DISCUS) supplier sales were up 4.1% and volume was up by 2.3%. The higher percentage gain in spirits revenue vs. sales volume underlines the ongoing trend of recent years: the dynamic sales activity among high-end premium-priced and super-premium-priced spirits products. Which is right in line with today's consumer moving away from mainstream brands toward higher end craft and super-premium offerings. The market is backing this burgeoning trend in the high-end premium liqueur category as well.

Traditionally served as after dinner drinks, cordials and liqueurs are now often used to compliment other spirits in mixed cocktails. Cordials and liqueurs are generally flavored with fruits, herbs, nuts or cream and tend to be sweet. In 2015 cordials and liqueurs, the original flavor category, made up $2.43 billion in sales of the $24.1 billion in distilled spirit sales (supplier gross revenue). Overall, for suppliers, that's a $950 million revenue gain over 2014. The cordial and liqueur category, which is the third-largest spirits category, saw a slight consumption decrease by 1.9% in 2015, to 20.04 million 9-liter cases. However, the high-end premium liqueur category ($18-$30 bottle) saw a growth rate of 2% ($546 million in revenue and 2.4 million cases).

DISCUS estimated that overall retail sales of distilled spirits in the U.S. market reached nearly $72 billion in 2015, supporting 1.4 million jobs in the hospitality industry. Several key factors contributed to the spirits sector's continued growth, including:

- Consumers' quest for spirits knowledge driving premiumization, innovation and authenticity;
- Focus on craft-style, artisanal products benefiting both large and small producers;
- Consumer fascination with provenance dovetailing with spirits' authentic heritage;
- Cocktail culture continuing to define nightlife in cities across the country;
- New product introduction allowing suppliers to keep brands fresh; and
- Growth of micro-distilleries generating excitement in the spirits sector;

Bloomery Plantation Distillery has a very small piece of the craft distilling industry revenue and an even smaller piece of the high-end cordial revenue. But we do have a piece and are making inroads year over year. Clearly there is room for growth—and poised we are—with our ability to scale quickly and move forward with a national sales and marketing campaign in 2016.

Key Trends

Adult beverages are driven by consumers' growing thirst for fruit-infused vodkas, rums, whiskeys and other flavored alcoholic beverages. These flavored beverages, combined with mixability, were key factors in the spirit industry's growth. Other factors fueling growth, according to *Market Watch, Top Drink Trends to Watch in 2016,* include:

- Simple Mixology: Multi-ingredient drinks take time to prepare and can put off patrons looking for something simple and accessible. Bartenders will focus on creating cocktails that have fewer, less-complicated components while maintaining the level of quality that consumers have come to expect.
- On- And Off-Premise Lines Blur: Consumers are spending more money on-premise than ever before, and retailers are responding. Thanks to tasting bars and in-store restaurants and cafes, the off-premise is becoming a destination and margins are growing. Consumers will visit a retail outlet not only to purchase products for home enjoyment, but also to spend an hour or two relaxing with friends.
- Upscale Shots: As consumers continue pushing the premiumization trend forward, shots are coming along for the ride—many with an upgrade. Shots are now seen as mini-cocktails and thus ripe for innovation. Using the rich arsenal of liqueurs, whiskies and other spirits now standard for many bars, mixologists are creating quick-drinking shots that stand up to slower-sipping alternatives.
- Retro Cocktails Rise Again: For several years, mixologists have shunned the cocktails of recent decades—like the Harvey Wallbanger, Long Island Iced Tea and Cosmopolitan—as unrefined and cheesy. But with the craft movement's focus on high-quality spirits and fresh ingredients, bartenders are taking a second look at recipes that are uncomplicated and fun. Look for a revival of past drinks hits made with updated ingredients and a healthy dose of kitsch.

Additional factors contributing to steady growth included:

- Taste for American heritage
- Expanding cocktail culture
- "Premium"-ization trend captivating consumers: affordable luxury/quality recognition
- Rapid growth of small distillers reflecting consumer interest in heritage, uniqueness and premiumization
- The search for authenticity and variety driving millennial consumers, who are willing to spend more than previous generations, driving the high end and super premium categories. Brands will need to focus on great storytelling, high quality and a diverse range of choices.

According to *Euromonitor International Spirits in the US*, July, 2014

"The new generation of Americans are more adventurous and are willing to experiment with non-traditional flavors and new types of drinks, thereby propelling the spirits category forward. This is in contrast to older generations, many of whom remained loyal to their preferred categories of alcoholic beverages. Continued economic improvement, resilient consumers and a large pent-up demand helped sustain the momentum within spirits in the US."

Studies

While women make up almost half of spirits drinkers, millennials thirst for premium liquor is on the rise. The American palate is shifting and becoming more discerning. This shift is particularly pronounced among younger Americans. The results are based on Gallup's Consumption Habits poll, conducted July 2013. The poll finds 60% of Americans saying they drink alcohol at least occasionally, in line with the historical average of 63% since 1939. Younger adults' preferences have shifted toward both liquor and wine, but more so toward liquor, over the past two decades. Those between the ages of 30 and 49 have moved exclusively toward liquor. And that same poll found that millennials are driving a decline in beer's lead as the most preferred type of alcohol. The percentage of adults under 30 who pick beer over wine or liquor has dropped from 71 percent in the early 1990's to just 41 percent today. While beer narrowly remains the most popular drink of choice when compared to wine and liquor, young Americans are shifting towards liquor increasingly. Twenty-eight percent of 18- to 29-year-olds said they prefer liquor today, compared to 13 percent of that age group who said they preferred liquor in a 1992-1994 survey. Another Gallup poll, from 2010, reported that nearly two-thirds of American women now drink "regularly," a number higher than at any time in the past 25 years.

Highlights of Nielson Millennial Study January 2013 findings:
- Compared to the general population, millennials are more likely to trade back up to more expensive alcohol beverage brands as the economy improves.
- Millennial consumers are more likely to equate product cost with quality.
- Millennials are more likely to explore new and different alcohol beverage products and will be even more likely to buy a locally-made or produced product knowing it may help the local economy.
- An added boost for marketers employing social or traditional media to influence behavior, millennials are slightly more likely to plan their purchases versus purchase on impulse in today's down economy.

Summary 21-34 year old Millennials are:
- More likely to splurge on expensive alcohol brands;
- Willing to explore new, different, and locally-made products;
- More likely to plan their purchases, rather than buy on impulse;
- Relatively fickle when it comes to the type of alcohol they purchase; and,
- More likely to purchase wine and hard liquor than their previous generations.

Millennials' tendency to experiment and try new things will keep them versatile, skipping between a variety of alcoholic beverages. While the majority of millennials still prefer beer, they purchase relatively more wine and spirits than older generations did at a comparable age. Nielsen's research shows that as consumers age, their lifestyle transitions typically result in a relative shift from beer to wine and spirits. Given that current millennial preferences between beer, wine and spirits diverge from prior generations, future consumption preferences also become less predictable.

A 2014 online study by Allidura Consumer, GSW, and Harris Poll found that 95 percent of millennials place great importance on personal health. Goldman Sachs added in a note on millennials, "Wellness is now a key driver of consumer spending." This may explain why so many are ditching pound-packing beer for less-caloric spirits and wine. While the number of young people who prefer beer has fallen from 75 to 40 percent over the past 20 years, those who love their shots, shots, shots have increased from 13 to nearly 30 percent.

Classic Report

A classic report by the Advisium Group, March, 2014, identified upcoming key trends in Spirits Innovation:

Society trends include not only the rise of the Millennial demographic and what they champion (e.g. sustainability) but also the change to the breadwinner model as well as the twist on local vs. global.

- Blurring Genders: decisions are intertwined between genders and belong to none. Genders are influencing each other's choices.
- Sustainability Imperative: Economic and environmental sustainability are becoming a consumption driver and decision factor.
- New Twist on Local vs. Global: The battle between local heroes and global brands is far from being over. While global franchises are stronger and stronger, local heroes are growing faster and faster.
- Millennials: In the next 5-10 years they will represent nearly half of the 'Beer and Spirits' population. Millennials with their beliefs and consumption patterns are changing the industry.

Emotional trends include
- National pride/nostalgia
- Craft authenticity
- Product storytelling

Spirit Trends include
- Shots
- Sweet
- Flavored
- Gourmet/Connoisseur

An Aplus.com, February 2016, article 8 *Things You Don't Know About Millennial Drinking Habits, But Definitely Should* states:

Millennial drinkers are 47 percent more likely than the average 21-plus adult to spend three or more hours on social media per day. Besides posting pictures of themselves imbibing at restaurants, bars, and parties, a 2013 study from Unruly showed that millennials shared alcohol brands' social videos almost 5 million times in one quarter. Beer brands made up the majority of these alcohol brand shares.

Wines brands aren't doing too shabby either. More than 50 percent of wine-drinking millennials talk about it on Facebook. More than a third also share their wine preferences via YouTube, Twitter, and Instagram.

Leveraging social media will be a critical marketing strategy for alcohol beverage companies to communicate with millennial consumers and make their brands relevant with this generation.

Marketing SWOT Analysis

For strategic planning purposes we will use the SWOT Analysis to evaluate the strengths, weaknesses, opportunities and threats involved in completing our objective of becoming a national leader in the micro-distillery niche market of cordials and liqueurs.

Strengths—characteristics of Bloomery Plantation Distillery and our team that give us an advantage over others in the industry:

- Producers of proprietary products: Raspberry Lemon, Cremma Lemma Moonshine Milkshake, Hard Lemonade (Cordial), and Cranberry Clementine Liqueurs
- Distinct makers of small batched, hand-made high-end premium cordials that capitalize on the current growing trend of micro-distilleries
- An experienced Professional Engineer and budget and development manager as CEO
- Experienced entrepreneur and marketing director/consultant as CCO
- Experienced Sales and Distribution manager as National Sales and Distribution Director
- Experienced bartenders/mixologists on staff
- Focused marketing campaign with clear goals and strategies
- Clear-cut channels of distribution
- Strong team of advisors/mentors
- Micro-distillery friendly state
- Unique location:
  - Restored 1840's log cabin
  - Five minutes away from Charles Town Race Track and Hollywood Casino
  - Twenty minute drive to Shepherdstown, home to Shepherd University, and Harpers Ferry. Both towns are steeped in history, with specialty shops, boutiques, bookstores, antique shops, and restaurants lining the sidewalks, imparting a quaint charm.
  - History abounds: Antietam National Battlefield Site and Cemetery, just across the Potomac River in Maryland.
  - Situated on the historic trail loop that runs from Harpers Ferry to Charles Town to Shepherdstown.
  - Close to West Virginia's Wine Trail
  - Near Harpers Ferry National Historical Park, considered one of the best walking parks in America, with nearly half a million visitors every year
  - Located in Shenandoah Valley, a magnificent setting, offering a wealth of natural resources and historic sites for leisurely exploration
- Unparalleled tasting room experience and customer engagement, compared to competitors

Weaknesses—characteristics that place our firm at a disadvantage relative to others:

- Limited reputation nationally
- Limited financial base compared to major spirit producers in the industry
- Owners/partners have five years of industry experience
- Although experienced in managing assets and cost control, there is no dedicated CFO

Opportunities—external chances to make greater sales or profits in the environment:

- Jim Beam's purchase of Thatcher's Organic Artisan Liqueurs and massive marketing efforts to educate our target market about premium craft liqueurs
- Specific niche: producers of farm-fresh fruit, roots and nuts cordials
- Image conscious connoisseurs
- Greater awareness of "Grow locally, Buy locally" marketing campaigns
- Advent of internet marketing and sales strategies: website, blogs, Facebook, Twitter, Google, etc.
- Tourist locale

Threats—external elements in the environment that could cause trouble for our business:
- New marketing strategies and tactics by established products and companies
- Existing and new micro-distilleries entering the cordial market
- Additional competition from the "big national distillers" stepping into the micro-distillery market

Local Competition Analysis:

Fiore Winery in Pylesville, MD is one of thirteen American limoncello producers. The winery is located within 100 miles of Bloomery Plantation Distillery. Fiore bottles their grappa-based limoncello in 200 ml bottles that sell for $15.

In taste samplings by independent consumers, our original limoncello beats their limoncello by 5:1. Our limoncello consistently ranks as high as an original hand-crafted limoncello brought over from Italy for taste comparisons.

Garofalo Artisan Liqueurs is a direct competitor producing a full line of liqueurs and is located 30 miles away in Winchester, VA. The owner, a 77 year old retired gentleman, first scouted us out when we opened in September of 2011. He opened his distillery, without a tasting room, in April, 2014. His six flavors include a limoncello and black walnut. His label design is similar to ours. His bottles sell for $21.80/375 ml.

Garofalo has limited resources, an almost non-existent social media campaign, and a three member, part-time team. He only sells in VA. We are a special order item in the control state of VA, with limited store shelf presence.

Don Ciccio & Figli in Washington, DC is very much a direct competitor. The distillery is located within 100 miles of Bloomery Plantation Distillery. They hit the market nearly at the same time we did and produce a range of Italian-inspired cordials from limoncello to nocino (black walnut). They bottle in 750 ml bottles that sell for half of what we do: $24/750 ml vs. $24/375 ml. They are distributed in 12 more states than we are.

We have not taken the approach that more states are better. Unless it's selling, it's not better. We have sold more than double their case numbers in 2013, with less distribution. We feel there is nothing worse than sitting on a store shelf. We approach the market differently: to penetrate deeply within a geographical area, support our distributors profusely and help to ensure their success before moving into another state or region.

Marketing

Breaking the stranglehold of mega-distillers is a task that has been aided by an increasing consumer demand for something new and different. The Tasting Panel Magazine found in a recent report that "top-tier mixologists everywhere are using seasonal, local ingredients … as well as supporting locally made spirits from micro-distillers."

Bloomery Plantation's SweetShine is positioned as a high-end premium liqueur. Our marketing strategy relies on the product's strengths: hand-crafted to taste in small batches with pride and care incorporating unique blends of locally grown, natural fruits, roots and nuts. Our product line possesses characteristics impossible to achieve with mass production efforts.

Due to the seasonal nature of some of the ingredients, there are a limited number of seasonal batches produced each year, including Pumpkin and Cranberry Clementine. When the batch runs out, it runs out for the year. By nature, the limited supply increases the demand for the highly sought after reserve lines, as illustrated by our Pumpkin Spice. Every batch produced last year sold out.

Focusing on the unique aspects of our product line, a mix of marketing vehicles are generated to convey our presence, image and message, and involves integrating advertising, events, personal selling, ambassadors, promotional products, public relations, and social media:

Tasting Room Marketing Strategies:
- Driveway and State Highway signs
- Tasting room/store with relaxed ambiance
- Promotion of historic restored Bloomery Plantation Distillery site
- Tours
- Website
- Facebook, Trip Advisor, Yelp, Pinterest, YouTube, Instagram
- E-blasts and Blog
- Literature/brochures/cards for local markets, B&B's and tourist attractions
- Friday and Saturday Music Events
- Corking and bottling parties
- "Product Recipe" competitions
- Partnering with Jefferson County Chamber of Commerce
- Placement on wine trail and Jefferson County history trail
- Placement in local high-end eateries in Charles Town, Shepherdstown and Harpers Ferry, WV
- Placement at Hollywood Casino/Charles Town Race Track
- Sponsorship of bartenders' competitions
- Press Releases to Industry publications and local print media
- Broadcast media: local programs and special interest shows
- Product entries in World Spirits Competition
- Promotional items: cordial cookbook, T-shirts, shot glasses

As Sean Ludford Director of BevX.com (Beverage Experts) states in his Signature Sensation piece for nightclub.com on June 17, 2009, "In the world of up-market liqueurs, it seems slow and steady wins the race; most successful brands build their bartender and consumer fan base slowly, typically by hand-selling, tasting and educating." We are finding that still holds true for today.

Target Market Strategy
In West Virginia, tourism is big business. According to the West Virginia Division of Tourism (WVDT), travel spending by visitors in West Virginia was nearly $4.27 billion in the 2010 calendar year (the most recent study). This is equivalent to approximately $11.7 million per day. In the first half of 2009 two out of three survey respondents stated their plans had not changed due to the economy; over seven out of ten visitors were overnight visitors with an average stay length of three nights; their top five activities were dining out, shopping, state parks, museums and civil war.
West Virginia states their sources of day visitors hailed from:
- OH-29%,
- PA-21%,
- MD-7%,
- WV-11%,
- VA-16%
- Washington, DC-22%

July through September is the most popular season for West Virginia's overnight visitors, with 31% of total visitation. Seven out of ten visitors have no children under the age of 18, and nearly half have at least one college degree. Thirty-eight percent of West Virginia's overnight visitors planned their trip online.

WVDT states, "As concerns about the economy persist, visitors will continue searching for ways of cutting travel costs by decreasing both the distance and duration of trips and taking more day trips or weekend getaways. The nearby cities and surrounding states will continue to be key origins of West Virginia visitors due to their high population. In short, the trend of 'shorter trips, closer to home' continues."

Part of Bloomery Plantation Distillery's target market strategy focuses on West Virginia's Cultural and Heritage tourists. Cultural and heritage tourists stay longer and spend more money than other types of tourists, with the average length of overnight stays at 5.2 nights compared to 3.4 nights for other leisure travelers, according to the US Travel Association. West Virginia has an incredible array of heritage sites and events to offer this market segment.

Bloomery Plantation Distillery takes advantage of WVDT 1-800-Call-WVA marketing initiatives:
- Call Center staff assists travelers by providing detailed information about state events, attractions and historical sites, travel conditions, lodging availability and planning vacations.
- Material Distribution Center
  The MDC acts as the Division's distribution source for materials and printed collateral to prospective visitors, restocks Welcome Centers and ensures promotional materials reach destinations for Division activities at trade and consumer shows, meetings and exhibitions.
- Welcome Centers
  With the primary objective of providing information and assistance to travelers, the staffed Welcome Centers are located throughout West Virginia. The eight satellite offices serve the tourism industry, and businesses and communities within their region, as a source for gathering important information on demographics and travel trends needed for strategic planning purposes.

WVDT New Marketing Initiatives include:
- Culinary Marketing
  As a follow-up to the successful 101 Unique Places to Dine in West Virginia brochure and PR effort, the partnership with the Collaboration for 21st Century Appalachia (C21) will continue with a second brochure that will feature fine dining, wineries and specialty shops. They will also continue to promote the annual "Cast Iron Cookoff" event and agritourism efforts in partnership with the WV Department of Agriculture and C21. Bloomery Plantation Distillery supports and has taken part in WVDT's Culinary Marketing initiatives.
- Motorcycle Touring
  Working with the Motorcycle Advisory Committee, WVDT continues its efforts to promote the state as a perfect destination for motorcycling enthusiasts. The WVDT mountain rider mini-site features consumer shows and rallies, and selected advertising opportunities. They establish partners to develop recommended rides in their particular regions and provide information about motorcycle-friendly communities. Bloomery Plantation Distillery is one such community.
- Matching Advertising Partnership Program
  MAPP is a reimbursable advertising matching program legislated in 1994 to provide matching funds for direct advertising campaigns by the West Virginia tourism industry. Its purpose is to bring tourism businesses together to partner with each other and the state of West Virginian to leverage available tourism investment dollars and take advantage of economies-of-scale opportunities. Bloomery Plantation Distillery has partnered with local tourism sites, including Charles Town Race Track and Hollywood Casino, to take advantage of the matching advertising program.

- Adventure Advisory
  In order to encourage in-state travel, this WVDT listing is issued twice monthly to in-state media, focusing on fairs, festivals and regional activities.
- WVDT Seasonal Media Kits
  Seasonal media kits are issued electronically to a wide array of media, focusing on new or updated product. We continue to be featured by the State.
- Media Familiarization Tours
  The Division continues to host travel writers to introduce them to West Virginia and its unique tourism product, and to nurture established relationships. WVDT staff will be assigned to assist writers interested in regions of the state with which the staff member is familiar. Bloomery Plantation Distillery has fostered relationships with staff members assigned to our region.

MATPRA

Bloomery Plantation Distillery takes advantage of the WVDT membership in the Mid-Atlantic Tourism Public Relations Alliance, which provides marketplace opportunities for direct interaction with travel writers. Membership also provides opportunities to establish partnerships with other members for the development of joint activities of mutual benefit.

On-Site

Forum for Rural Innovation, Home and Garden Tours, Chamber of Commerce events, Governor private tasting, hosted Chef Vera Anthony to help her develop a new fusion blend, and many, many more community organizations

Internet Marketing

Bloomery Plantation Distillery's on-line presence includes a web-site, an engaged Facebook fan page, Twitter, Pinterest, Instagram and YouTube. In addition we encourage bloggers relevant to the industry, and market segments, to sample and experience all that we have to offer. We are aware of how dedicated and trusting a blogger's following is and we are confident in our product recommendations to those bloggers for great reviews and word of mouth advertising.

Active as a five star destination on Yelp and Trip Advisor, received the certificate of Excellence, 2014 and 2015.

Regional Marketing

Bloomery Plantation Distillery actively seeks out events to sponsor and participate in in the DC and Northern VA areas that are in alliance with our core values. Events have included: Smithsonian National Zoo—Zoofari, Woo at the Zoo, Night of the Living Zoo; Luce Unplugged at the Smithsonian American Art Museum; H Street Festival—bartender competitions with our product—which helped them to win; PRIDE; DC Central Kitchen Food Fight; DC Central Kitchen Sips and Suppers; Wine Day Wednesday at the Regan Building; Madison Fundraiser; Chefs for Equality; American Conservation Film Fest; sponsor of the Georgetown Business Association; Gibson Showroom presentation; Winchester Courtyard Marriott presentation; MES Mixers; listed in the first chapter of the regional book Carpe Weekend of things to do the DC area; hosted mixology classes at DC liquor stores; Repeal Day 2012; Madison group at the George Bar

Proposed National Marketing/Sales Strategy

Currently Bloomery SweetShine is in WV, DC, VA, TN, MD, PA and NY. Our new production facility is up and running. With scalability in place, our focus in 2016 will be targeting MA and CA. In addition in 2017 we will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX. Distribution is often seen as the major barrier to entry, however it's been our experience that creating brand awareness and recognition is the bigger struggle. Bloomery Plantation Distillery has formulated a marketing strategy based on our regional targeted market experience and industry market research that is helping to overcome this hurdle in some truly unique ways. As we begin to create brand awareness and recognition, we'll continue to move into additional states year after year, concentrating on markets that have the highest concentration of millennials.

Core Line of Products with New Seasonal Flavors: Bloomery Plantation Distillery's production team focuses on quality, core products and reenergizes the brand with seasonal, limited flavor**s,** i.e. Pumpkin Spice and Cranberry Clementine. The limited supply generates greater demand among our fan base. The anticipation of each new product results in pre-ordered, sold out flavors before the end of each season.

Sponsoring major non-profit events: In the month of February, 2014 we sponsored 27 core value events in 21 days with our characters. Each of our labels has a character, and we bring those characters to life when we take our show on the road. Our live characters are iconic and easily recognizable. This method, though effective in generating brand awareness and near-term Distillery Tasting Room sales, was time consuming and costly for the amount of sales generated. Take away: Sponsoring of select non-profit events in each city with our characters is needed to bolster brand awareness in the market, but saturation through event marketing is not needed nor desirable.

Liquor Store Tastings: An industry tried and true. Direct correlation with bottles sold. We were able to generate greater sales when we did experiential tastings, including our famous Dancing Lemon mascot on the street with a megaphone and the mad "Elixir" style salesman from yesteryear. With base liquors, beer, bitters and eyedroppers in hand, customers flocked to our station curious for a taste and to watch the show. This style generated great sales. In fact, Fireball Whiskey's ambassador, the current darling of the industry (see case study below), who is overtaking Jagermeister as the #1 liqueur (yes, it's not a whiskey)—going from $1.9 million in sales in 2011 to $61 million in sales in 2013, did not sell one bottle while we were there. Not one. We surpassed that liquor store's record for sales from a tasting with 33 bottles of SweetShine® sold in one hour.

Cocky Cubes™: Our SweetShines® play beautifully with other liquors. They create a great drink by adding a small shot of SweetShine® to a cocktail or beer. The challenge is educating the public on how deliciously easy and fun this is to do. Cocky Cubes™ was created to do just that. Cocky Cubes™ is a "three games in one" Ultimate Cocktail Party Game, which includes a basic mixology game with a roll of the dice and game cards, a "step up the fun" with a Challenge/Trivia game. Whether it's for use at home, at a party, camping, glamping, girls night out, boys night in or at a bar, it's designed to promote fun, social encounters while creating great cocktails made with SweetShine®. The game is further enhanced with over 150 SweetShine® cocktail photos on Pinterest or on our Cocky Cube™ app with 300+ recipes. (See Magical Mystery Bus).

Pop Ups/Ins: Like Fireball Whiskey, we've met with great success with this concept in terms of bar sales and social media engagement. So a Dancing Lemon walks into a bar. "Free beer shots for all!" she yells into her megaphone. Wanna wear the Dancing Lemon suit while doing a shot? No problem. Post your photo on social media. Watch Instagram, Twitter and Facebook explode with activity. Bartender's are friends for life with a $25 tip and our leaving behind a bottle of Black Walnut for them to play with. Great concept. What's not to love about a Dancing Lemon? Where will she be next giving away free beer shots topped with SweetShine®? Follow her on social media. Easy to replicate in every city. The caveat: bars need to be carrying the product first in order to pour the shots, so we're limited by who is carrying the brand in any given city.

Brand Ambassadors: This concept will be modeled after DishCrawl. Brand ambassadors are recruited in each market. They're sent training material, including Dancing Lemon costumes, Cocky Cubes™ the Ultimate Cocktail Party game, tasting sheets, a list of materials needed, including base liquors, mixers, SweetShines®, etc. They go through our Cocktail Playground™ training with our team mixologist via Skype. They take our show on the road in regional bars and liquor stores to create brand awareness and generate sales. They implement our social media campaigns, are required to execute a given number of events within their target market, are compensated per event and are required to Skype once a week with our trainers and other ambassadors to discuss results and strategies.

On the Road Mixology Classes: This Mystery Mixology Bus will hit the road in target markets stopping at predetermined homes for cocktail parties and bars for team training. Paid radio advertising in select markets to give away home cocktail party-style classes, with additional classes given away as radio show gifts. A limited number given away in each market within a certain time frame. Entrants need to sign up in advance of the appearance. Individual cocktail creations would be posted online. Video and social media opportunities galore with this model. The class consists of introduction to Bloomery Plantation Distillery and SweetShine® and the history of moonshine with interesting, hooch facts or "trivia." Two tastings of cocktails that the mixologist makes and audience participation with two more, copying the mixologist, as he/she demos them. Participants take turns coming up to the high-bar table to make their own cocktails, as the mixologist works with them in pairs, answer questions, while the other participants eat snacks and socialize and pass around cocktails they made for others to taste. Classes include Mixology Challenges: Guess what's in the Cocktail, Mystery Challenge—make a cocktail with an unknown ingredient, and a Mixologist Challenge—create a cocktail and challenge the mixologist to identify the ingredients, Team Challenges as well. Voting on best cocktail creations. Posting of winners on social media. Intimate, fun, hands-on experience. Great reviews so far. We're looking forward to taking the show on the road. Participants supply the alcohol. We supply the fun.

Bartenders: Bartenders are a key component to any sales and marketing campaign within this industry. It's imperative to listen and study the needs of the group. We are members of the US Bartender's Guild. We are also in the process of creating a WV chapter of the Guild. We are building a national bartender's list of twitter addresses. We'll spend time listening to their community on social media; hearing their needs, complaints and concerns and join the conversation. As we listen, we'll also have playful and helpful conversations with individual bartenders. We know one of the things bartenders are looking for is help in creating drinks that will help them and their bar stand out with new drink recipes. This is where we shine.

Social Media: Our goal is to take our experiential marketing strategy, which is messaging one can view, feel or touch in a physical space, to our digital presence. Digital experiential marketing is creating a tangible presence in our customer's lives through our social media engagement. Successful social media engagement is not about posting what's relevant to us, rather, it's all about having a one on one conversation with our customers. We are doing that through Facebook, YouTube, Pinterest, Twitter and Instagram. And it's reflected in our Social Media numbers (see Competition).

Strategic Sales Focus

Distribution: As we gain significant traction with consumer brand recognition and loyalty through our marketing efforts, and as we scale production, securing national distribution will get easier. We will continue to hand select and nurture relationships with each individual state's distributors. Due to the nature of our product line, we'd be lost in the portfolio of a National big house. We're best served in the portfolio of a craft distributor who is knowledgeable about our market segment and knows our product line intimately. Developing a strong distributor relationship in each state, and carefully selecting the most well respected distributors with a strong craft portfolio, will help us to continue to gain traction regionally and ultimately nationally.

Brand Agents: This is a key component to our future success. These are reps above and beyond our distributors, who will work closely with them and with us. In each targeted market area, Brand Agents will be recruited and trained to become *passionate* ambassadors of the brand within the on- and off-premise venues. They will secure placement on cocktail menus, perform liquor store tastings, and work with hot mixologists in crafting recipes specific for each bar or restaurant. For cultural immersion, all will receive a fun, Bloomery-style"bootcaamp" training, as well as a weekly Skype forum to continue conversation, engagement, reporting and team camaraderie. Essentially, we will be adding another member to each distributor's team, focusing on our product, but within the distributor's territory.

International: Currently we are working with the WV Small Business Development Corps-Export/Manufacturing Division to pursue opportunities in Canada, the UK and emerging markets. As this model develops, we will continue to service US distributors, while we explore possibilities of international distribution (Note: our projections do not reflect international distribution).

Case Study: Fireball Whiskey: A Model to Follow

Bloomberg Business Week, By Devin Leonard, May 20, 2014
"The overwhelming popularity of Fireball has been unusual in two ways. First, Sazerac (parent company) didn't rely on traditional advertising to win converts. Instead, it used social media to spread the word about the flavored whiskey, which tastes like liquefied Big Red gum. The drink seems to appeal to women more than men, and this may foster an even deeper male appreciation of Fireball. (No studies support this, as of yet)."

Fireball has a clever social media voice, with a renegade mentality. They amassed a dedicated fan-base by doing pop-ups in bars, giving away free shots wherever they popped up and having a "where will the brand ambassadors show up next" hook. As a result their fan base took to Twitter and Instagram to post photos and to Foursquare to find the whereabouts of the brand ambassadors at the next pop-up. Giving away free shots at a pop-up is nothing new in the alcohol industry. The giants have been doing it for years. Tackling social media the way Fireball did was what propelled them to unheard of success in just a few years of concentrated marketing.

Bloomberg Business Week, By Devin Leonard, April 24, 2014
"It's also one of the most successful liquor brands in decades. In 2011, Fireball accounted for a mere $1.9 million in sales in U.S. gas stations, convenience stores, and supermarkets, according to IRI, a Chicago-based market research firm. Last year, sales leapt to $61 million, passing Jameson Irish whiskey and Patrón tequila. And that number doesn't include bars, where most people commune with the drink.

Now Fireball is within striking distance of Jägermeister, perhaps the most challenging of shots because of its medicinal taste. Jägermeister generated $81 million in sales last year, but it isn't growing nearly as fast as its cinnamon-infused rival."

Bloomery's #Dancing Lemon is an icon in DC. We can't wait to get her on the road to get this party started!

Bloomery Plantation Distillery
Competition

Of the 1000+ micro-distilleries in the U.S. the majority concentrate on distilling spirits: vodkas, whiskeys and bourbons. Approximately 64 have ventured into the land of specialty liqueurs and cordials. The main focus of 59 of those 64 craft distilleries are producing vodka, gin, whiskey, rum and bourbon—with a liqueur here and there thrown into their mix. The main focus of the remaining five craft distillers is solely producing a line of liqueurs. And only one has the complete focus of crafting an all natural line of *farm fresh* cocktail liqueurs: Bloomery Plantation Distillery.

What makes our product better than our competitors? Our flavors. Award-winning. Fresh and stark-ravingly good. Our personality. We're not stale. We're all about history, hooch and hospitality. Our tasting room. The experience is so refreshing and memorable. Our cocktail playground. We show you hands-on how to mix and craft cool cocktails. Our causes. We support locally. Our farm and our neighbor's farm. We grow lemons, raspberries, ginger, pumpkins, black walnuts and we source locally or support other small family farms. We are truly hand-crafted. We hand-zest, hand-pick, hand chop our fresh, natural ingredients and we hand write on every single bottle. Our customer service. There is someone here who truly cares behind our brand. Because of all of that, we make a difference to our fans. We have amassed a dedicated following of connoisseurs.

Garofalo Artisan Liqueur, VA
Founded in 2014
Facebook Likes: 243
8- Five Stars
Limoncello, Night Life Coffee, Francesca Inzero Green, Francesca Inzero Red, Tart Cherry, Father Ewing
Distributed in VA

Don Ciccio & Figli, DC
Facebook: 31 Likes
No stars
Cinque Aperitivo, Luna Amara Bitter, Amaro Donna Rosa, Amaro Don Derne', Amaro Delle Sirene, Amaro delle Sirene, Nocino, Limoncello, Manderinetto, Concerto, Fico D'India, Finochietto
Distributed in DC, AZ, CA, CT, CO, DE, GA, IL, LA, MD, MA, MI, NC, NY, OH, PA, TN, TX, VA

Bloomery Plantation Distillery, WV
Started in 2011
Facebook: 10,000 Likes
294-Five Stars
Limoncello, Raspberry Lemon, Cremma Lemma "Moonshine Milkshake," Hard Lemonade Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, Pumpkin Spice, Cranberry Clementine
Distributed in WV, DC, VA, TN, MD, PA, NY

,

CelloVia, IL
Started in 2011
Sales: 360 cases
Facebook: 221 likes
No stars
Meyer Limoncello, Raspberry Lemon, Blueberry Lavender Limoncello, Blood Orange, Grapefruit Kafir Lime Leaf, Coconut Lime
Distributed in IL

PollyOdd, PA
Started in 2008
Sales: No information available
Facebook: 1840 Likes
85-five stars
Limoncello, orange cello, lime cello, chocolate cello, mango cello, lemon cream, orange cream,
strawberry cream, chocolate cream, banana cream
Distributed in PA

Thatcher's Organic, MI
Founded in 2008
Facebook: 6,234 Likes
24-Five Star
Purchased by Beam, Inc. in 2010
Apple Spice Ginger, Cucumber, Chipolte, CoffeeHouse, Elderflower, Dark Chocolate, Tres Chilis,
Blood Orange, Yumberry and Prickly Pear
Distributed throughout most of the USA
Power House: WAS a Craft Distiller, purchased by Jim Beam in 2010 (see Exit Strategy)

Distillery	State	Founded	Distribution	Flavors	2013** # Cases Sold	FB Likes	Five Star Reviews
Garofalo	VA	2014	1	6	<50	243	8
Don Ciccio & Figli	DC	2012	19	12	600	31	0
Bloomery	WV	2011	7	8 + 2 Seasonal	1500**	10,000$^+$	294
CelloVia	IL	2011	1	6	360	221	0
PollyOdd	PA	2008	1	10	Unavailable	1,840	85
Thatcher's	MI	2007	USA	11	4000*	6,234	24

*2009—last public info available. Purchased by Beam in 2010.

**2013—last info available. Bloomery Case numbers are
reflected as of 2013 for comparison purposes only.

Bloomery Plantation Distillery
Challenges

Characteristics that place our firm at a disadvantage relative to others:

1)   Limited reputation nationally
2)   Ability to meet market demand
3)   Limited financial base compared to major spirit producers in the industry
4)   Limited industry experience
5)   Competition

Overcoming the Challenges:

1) So far, with a limited marketing budget, our growth has relied on word of mouth. However, from DC to Alaska, from Portugal to Indonesia to the Land Down Under, or products are enjoyed all over the world. Our customers love our products and experience, which is evident in our 294 Facebook Five Star reviews, our 73/77 Five Star Reviews on Yelp and our 157/170 Five Star reviews on Trip Advisor:

> From Martha Stewart's former chef, "...superb, clear-tasting invocations of lemon that sing in the mouth," to a good 'ole boy from the mountains of West Virginia, "If I were freakishly deformed, I'd give it three thumbs up." Great line.

With a passion for quality and taste, our reputation is growing tremendously. As we continue to garner national recognition through awards, conference attendance and industry associations, we are establishing ourselves as the go-to-craft distillery for farm-fresh liqueurs. In fact an article featuring Bloomery Plantation Distillery, put out by the AP in July, 2014, entitled *Ag Tourism Touted as way to Boost Rural Economy*, was picked up by the *Washington Post*, *The Wall Street Journal* and everywhere in-between from Hawaii to Iceland.

2) With our growing reputation, sales have begun to take-off. As demand has grown, we have been able to engineer our small batches to meet sales growth. As an artisan distillery, the art of the craft lies in our ability to hand-craft our product. This is time consuming. Although we are not willing to compromise on quality and taste, we are willing to create jobs, subcontract out work like hand-zesting and juicing lemons, and automating our work space with labeling and bottling machines, pneumatic corkers and filtering machines. With the purchase of one filtering machine, we have already cut our man hours on filtering down by a third. With the streamlined workspace in the new production building in place, we will become even more efficient with our man hours, helping to meet the growing market demand for our product. With the help of some dedicated employees and volunteers, both current and future, quality production on a larger scale is ensured.

3) Along with a huge commitment from our own financial resources, we continually seek to leverage resources to help ensure our growth. There is an explosion in the industry today with fruit infused vodkas and beverages. We are riding on the coattails of the major spirit producers. They are educating the public and generating awareness regarding fruit infusion. Jim Beam's purchase of Thatcher's Organic Artisan Liqueurs and its massive marketing efforts to educate our target market about premium craft liqueurs, is great news. As a small business, with a limited advertising budget, a global spirits producer educating the consumer about our marketing segment is pure awesomeness for us.

4) With limited industry experience, we had to hit the ground running. When we first started our regional distribution in DC, we literally hit the streets of DC to self-distribute our SweetShine®. We knocked on the doors of bars, restaurants and liquor stores to meet bartenders and owners with a backpack on our backs. We began to learn the ins and outs of the industry from the ground up. As we overcame roadblocks and met with small successes, we hired an experienced industry consultant to help us navigate the road to distribution. And so it is with everything we do. We research, explore, learn and surround ourselves with those in the know to help us gain ground. The good news? We've overcome the learning curve on our dime. We now have five years of industry experience under our belt and have built a strong team of advisors and mentors to help us overcome the challenges we encounter.

5) Of the 1000+ craft distillers in the US, six solely concentrate on making liqueurs. Our complete focus is on making a line of all natural, *farm-fresh* cocktail liqueurs. And we are the only one in America to do so. We've created a niche market and demand for our line of SweetShines®. We have met with great accolades from both men and women alike. In addition, our process, story, branding, "likes," reviews and national and international awards and recognition distinguish us from our competition.

Bloomery Plantation Distillery
Exit Strategy

While management is fully committed to the growth and expansion of the business and its continued operation, it is typical in this industry that large brands acquire or invest in boutique brands as shown below. Management fully anticipates this will occur as the company continues its growth and increases national recognition.

2016 • Constellation Brands launched Constellation Ventures in August 2015 to identify small-scale investment opportunities related to "innovative concepts" and "emerging categories". Constellation Brands acquired a minority stake in the recently reopened Nelson's Green Brier Distillery through its new investment unit.

2014 • Heaven Hill Distilleries, Inc., the nation's largest family owned and operated distilled spirits company located in Bardstown, KY, acquired the worldwide rights to the Domaine de Canton French Ginger Liqueur from Maurice Cooper et Cie. of Miami, Fla. No financial terms were released.

2014 • Campari, which also owns Wild Turkey bourbon, purchased Forty Creek Distillery for $185.6 million Canadian ($167 million US). Forty Creek's 2013-14 sales were $40 million.

2013 • Baccardi Limited purchased St-Germain Elderflower Liqueur. Since its launch in the U.S. in 2007, St-Germain grew by more than 50 percent in 2011 to reach nearly 77,000 cases worldwide, according to IWSR, an industry data source. In 2012, that growth reached over 100,000 cases in sales worldwide. Industry sources say the deal was worth more than $100 million.

2012 • Beam Inc. reached an agreement to purchase the Pinnacle Vodka and Calico Jack rum brands and other related assets from White Rock Distilleries Inc., Lewiston, ME, for $605 million in cash. Paul Coulombe, CEO of White Rock, said he was "pleased" to have grown the brand and now sell it to Beam. Launched in 2002, the vodka brand is known for its variety of flavors, including a line of whipped dessert flavors like chocolate, cherry and key lime.

2011 • Bethenny Frankel sold her year-old margarita brand Skinny Girl to Beam in March of 2011 for approximately $120 million. The company had only limited distribution (mostly in New York, New Jersey and Florida) at the time of its sale but was in such high demand that the company had been unable to keep up. Beam was looking to get in the graces of female consumers.

2010 • Craft distilled Stranahan's Colorado Whiskey was purchased by Proximo Spirits, a New Jersey–based mega-distributor, for an undisclosed amount.

2010 • Beam Global Spirits & Wine picked up Thatcher's Organic Artisan Liqueurs, for an undisclosed amount, and Beam intended to push the products as an ingredient for premium cocktails.

2010 • The UK-based company that makes Glenfiddich whisky, The Balvenie Single Malt Scotch whisky, and Stolichnaya vodka bought the Hudson Valley line of spirits made by the craft distillery Tuthilltown Spirits. The company, William Grant & Sons, now owns a suite of Tuthilltown's most iconic creations, including Hudson Baby Bourbon.... "This deal is the most tangible evidence yet that America's small but hardy band of micro-distillers is making an impression on the international distilled spirits industry." Julie Reischel, *Watershed Post*, 6/6/10

2010 • Anchor Brewing Company (and distillery) announced that founder Fritz Maytag sold the business to the Griffin Group. The acquirer is a boutique investment company based in Novato, California, and led by alcohol-industry veterans Keith Greggor and Tony Foglio, who helped to develop Skyy Vodka.

2. Financials

Company Financials

For full report on the Distillery's financials see Independent Accountant's Reveiw.

Owner Investment: We know investors like to see a significant investment by controlling owners—to date our partners have over $1 M invested in Bloomery Plantation Distillery—definitely skin in the game!

Break-Even & Profitability: Every dollar generated has been reinvested into the growth of the company, however Bloomery Plantation Distillery is not yet profitable. In 2013 we incurred large losses due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, taking on additional employees to scale production and expanding tasting room sales, and the renovation of a new facility. The majority of these costs associated with the loss are not ongoing year over year. At the end of 2014, we challenged the WV Alcohol Control Board's (WVABCA) practice of charging a 28% markup fee on the purchases of our own cases for our tasting room, additional case fees and a 10% Market Zone Tax paid on our retail sales that went to three local liquor stores.. We won. The legislative action was implemented June 12, 2015 reducing the 28% mark up fee to 5%, a reduction and/or elimination of case fees and a decrease in the Market Zone Tax from 10% to 2%. 2015 saw the closing of our tasting room for two months while we fought the WVABCA through legislative action and our fans' grassroots efforts. Even though we won, we struggled to get out of the hole of being closed. 2015 Revenue reflects those closed months without revenue. On the expense side, the numbers reflect having to pay for product from November and December 2014 that was sold in 2014, but payment for the goods was held until the resolution of the legislation in June 2015. In spite of closed months and fighting the public perception that we were closed for good, we still surpassed our 2014 sales by a slim margin. We anticipate reaching our $1.28M break-even point in May 2017 with the additional investment fueling the national growth of the brand.

Use of Proceeds: The gross proceeds of the Offering to the Company will be Seventy Thousand Dollars ($70,000), if the Minimum Offering Amount is raised, and One Million Dollars ($1,00,000), if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be contributed by the Company to the Distillery, to be used by the Distillery primarily for marketing expenses and for working capital for the business operations of Distillery until such time as Distillery realizes net earnings from its operations, and secondarily for acquisition of equipment and capital improvements in the event greater amounts are raised. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds:	Minimum Raise		Maximum Raise	
	$ 70,000	100.0%	$ 1,000,000	100.0%
Intermediary Fees	$ 2,100	3.0%	$ 30.000	3.0%
Estimated Attorney Fees	$ 7,000*	10.0%	$ 12,000	1.2%
Marketing	$ 39,900	57.0%	$ 607,000	60.7%
Equipment Purchases	$ 0	0%	$ 26,000	2.6%
General Working Capital	$ 21,000	30.0%	$ 225,000	22.5%
Capital Improvements	$ 0	0.0%	$ 100,000	10.0%
Total Use of Proceeds	**$ 70,000**	**100.0%**	**$1,000,000**	**100.0%**

* The Company's legal counsel has agreed to discount its fees in the event only the Minimum Offering Amount is raised.

Projection Assumptions:

1) Same trajectory of growth projected through June-December 2016, based on historical data of last six month growth of 2015 over 2014. (13% growth rate). Largest revenue months: July, Aug, Sept, Nov., Dec.

2) It is anticipated that Sunday sales will be allowed in the Tasting Room by 2017, allowing the Tasting Room to be open 7 days a week, significantly increasing the Tasting Room revenue, 24%

3) Minimal growth (15%) expected in the Tasting Room in 2018. Growth in the Tasting Room will max out due to space/seating limitations.

4) 2016 National Warehouse Projections reflect a September bump in sales due to the release of our seasonal Pumpkin Spice.

5) 2016 National Warehouse project that MA and CA will come in line with the same initial sales order as NY in 2015.

6) The addition of one state per Qtr starting in June 2016:
   2016: MA, CA
   2017: ME, VT, NH, RI, CT
   2018: NC, SC, GA, OH

7) 2017 and 2018 National Warehouse Sales reflect a 70% growth rate due to a targeted National Sales and Marketing Campaign.

Projections
    For details, see following pages "Income Statement Years 1-3" and "Balance Sheet Years 1-3"

Projections



Annual Goals



Accrual Basis   Income Statement Years 1-3

Prepared By:

Linda Losey

Company Name:

Bloomery Plantation Distillery

Revenue	2016		2017		2018	
Tasting Room Sales	476,340		590,661		679,261	
WV Wholesale	298,175		369,737		425,198	
National Warehouse	178,704		303,797		516,455	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Revenue	$ 953,219	100%	$ 1,264,196	100%	$ 1,620,913	100%
Cost of Goods Sold						
Tasting Room Sales	282,207		349,937		402,428	
WV Wholesale	88,276		109,462		125,881	
National Warehouse	53,611		91,139		154,936	
Product 4	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Cost of Goods Sold	424,094	44%	550,538	44%	683,245	42%
Gross Margin	529,125	56%	713,658	56%	937,668	58%
Payroll	284,576		284,576		292,536	
Operating Expenses						
Advertising & Marketing	62,100		63,963		65,882	
Car and Truck Expenses	6,000		6,000		6,000	
Credit Card Charges and Interest	-		-		-	
Contract Labor (Not included in payroll)	2,400		2,400		2,400	
Insurance	30,000		30,000		30,000	
Legal and Professional Services	20,400		20,400		20,400	
Licenses	12,900		13,287		13,686	
Office & Tasting Room Supplies/Expense	19,200		19,776		20,369	
Rent or Lease -- Vehicles, Machinery, Equipment	-		-		-	
Rent or Lease -- Other Business Property	-		-		-	
Repairs and Maintenance Farm & Facilities	28,800		28,800		28,800	
Taxes (Other MZT, Excise, Property)	18,000		18,540		19,096	
Travel, Meals and Entertainment	36,000		36,000		36,000	
Utilities	24,000		24,720		25,462	
Miscellaneous Plus Grt Payments Rob/Linda	78,000		80,340		82,750	
Other Expense 1						
Other Expense 2						
Total Operating Expenses	$ 337,800	35%	$ 344,226	27%	$ 350,845	22%
Income (Before Other Expenses)	$ (93,250)	-10%	$ 84,856	7%	$ 294,288	18%
Other Expenses						
Amortized Start-up Expenses	-		-		-	
Depreciation	49,852		49,852		49,852	
Interest						
Commercial Loan	5,582		4,820		4,027	
Commercial Mortgage	18,272		17,642		16,987	
Credit Card Debt	10,824		8,634		6,705	
Vehicle Loans	1,439		1,063		663	
Other Bank Debt	-		-		-	
Line of Credit	-		-		-	
Bad Debt Expense	-		-		-	
Total Other Expenses	$ 85,969	9%	$ 82,011	6%	$ 78,235	5%
Net Income Before Income Tax	$ (179,219)		$ 2,845		$ 216,053	
Income Tax	$ -		$ 2,508		$ 44,684	
Net Income/Loss	$ (179,219)	-19%	$ 337	0%	$ 171,369	11%

Balance Sheet Years 1-3

Accrual Basis

Prepared By: Linda Losey

Company Name: Bloomery Plantation Distillery

ASSETS	2016	2017	2018
Current Assets			
Cash	(162,107)	74,485	225,584
Accounts Receivable	45,152	59,483	75,508
Inventory	115,368	115,368	115,368
Prepaid Expenses	-	-	-
Other Initial Costs	-	-	-
Total Current Assets	**$ (1,587)**	**$ 249,336**	**$ 416,460**
Fixed Assets			
Real Estate -- Land	169,525	169,525	169,525
Real Estate -- Buildings	120,213	120,213	120,213
Leasehold Improvements	274,869	274,869	274,869
Equipment	53,012	53,012	53,012
Furniture and Fixtures	(52,536)	(52,536)	(52,536)
Vehicles	36,647	36,647	36,647
Other	10,912	10,912	10,912
Total Fixed Assets	**$ 612,642**	**$ 612,642**	**$ 612,642**
(Less Accumulated Depreciation)	$ 49,852	$ 99,704	$ 149,556
Total Assets	$ 561,203	$ 762,274	$ 879,546
LIABILITIES & EQUITY			
Liabilities			
Accounts Payable	40,589	52,546	64,931
Commercial Loan Balance	129,368	109,900	89,640
Commercial Mortgage Balance	448,374	432,288	415,546
Credit Card Debt Balance	89,133	70,366	49,427
Vehicle Loans Balance	20,646	14,171	7,298
Other Bank Debt Balance	3,335	1,667	0
Line of Credit Balance	-	251,240	251,240
Total Liabilities	**$ 731,444**	**$ 932,179**	**$ 878,082**
Equity			
Common Stock	8,978	8,978	8,978
Retained Earnings	(179,219)	(178,882)	(7,514)
Dividends Dispersed/Owners Draw	-	-	-
Total Equity	**$ (170,241)**	**$ (169,904)**	**$ 1,464**
Total Liabilities and Equity	$ 561,203	$ 762,274	$ 879,546
Balance sheet in or out of balance?	$ -	$ -	$ -
	Balanced!	Balanced!	Balanced!

3. Appendices

Thomas J. Kiefer, PE

18000 Falls Road, Hampstead, MD 21074
Tomkfr@gmail.com 410-458-9282

Summary Professional Engineer with progressive and broad technical and construction experience applied to operations management, and the design and construction of a wide variety of projects using effectively developed teams.

- Operations Management
- Project Management
- Construction Administration
- Construction Quality Control
- Facility Start-up
- Safety Management

- Public Infrastructure
- Commercial & Residential
- Industrial
- Institutional
- Marine
- Hazardous & Toxic Waste

Selected Professional Accomplishments

Operations Management: As Bureau Chief, directs operations of a 320-person utility operations and maintenance group with an $18MM budget and a fleet of over 150 vehicles and pieces of construction equipment. Oversees the functioning of 2000 miles of sewer pipes, 117 pumping stations and nearly 1000 miles of storm drains pipes. Previously directed project managers, field operations, estimating staff and cost accounting of a 120-person land development and construction company on residential and commercial projects; monitored and analyzed P&L statements, cost controls, schedules, construction quality, and developed safety, technical and equipment training programs.

Corporate Administration: As Corporate Safety Officer developed, planned, directed, coordinated and maintain a company-wide safety program for the protection of approximately 800 employees located in 23 offices in eight states; performed hazard assessments; developed schedules and conducted training classes; developed policies, proposed directives and procedures ; investigated and analyzed safety; reduced claim costs by an estimated 30 percent.

Construction Administration: Led local design activities and construction administration of CIP projects (up to $30 million) with on-schedule, ahead-of-budget completions; one earning an ACEC Engineering Excellence Award; led project meetings during feasibility planning and implementation phases, assisted end-user with CIP and operating budgets; acted as liaison between end-users and designers; provided construction phase supervision and management, dealing with budgets, payments and schedules, and problem resolution.

Project Management:	Oversaw on-budget, on-schedule design and construction of medical gas facility; all aspects of project from concept through testing, including budgeting, contracts, design, assembling team of architects, engineers and specialty contractors, coordination, client and neighborhood relations and quality control; maintained operation of medical gas facilities during construction.
Engineering Field Manager:	Led field operations for 138-acre, $70M commercial complex that included 1.2 million square-foot structure, highways, bridges, utilities and buildings. Liaised between real estate developer, end-users, architects and engineers; addressed construction and engineering problems; provided site engineering and directed testing and inspection technicians.
Construction Oversight:	Provided construction oversight and commissioning of structures, mechanical processes, and electrical systems for $560M pulp manufacturing facility; identified and resolved construction, safety and operations issues saving thousands of dollars in rework and schedule problems; implemented predictable motor maintenance program; earned owner's construction quality award and repeat business from client.

Professional Experience

Baltimore County Dept. of Public Works	2006-present
Pavex, Inc., Baltimore office, MD	2005 to 2006
Reybold Construction Corporation, Bear, DE	2004 to 2005
Self-Employed	2003 to 2004
KCI Technologies, Inc., Hunt Valley, MD	1986 to Present P/T

Registrations and Education

Licensed Professional Engineer - MD, DE

Masters of Business Administration, Wilmington College
Gould Award - academic excellence and commitment to students and college mission

Bachelor of Science, Civil Engineering, Virginia Tech

Certified Safety Manager, ASSE

Construction Contract Administration, University of Wisconsin
Construction Claims Avoidance, ASCE

1910.120 OSHA 40-hour Hazardous Waste Operations Training
1910.120 OSHA 8-hour Supervisory Training

Linda Losey

(410) 960-8824
linlosey@gmail.com
Hampstead, MD 21074

SUMMARY OF QUALIFICATIONS

- M.S. in Education, High Honors
- B.S. in Speech Pathology, Magna Cum Laude
- Mother of four children
- Outstanding role model, excellent communication skills and the ability to engage a student's attention
- Criminal History Background Check & Child Abuse Clearance
- Author, *The Great God Hunt*, #1 on Amazon.com in death and grief
- Highly competent in writing, proof-reading and editing
- Published in the "Chronicle of Philanthropy," " Bright Ideas" and the greeting card industry
- Extremely creative with strong artistic abilities. Voted "New York State's Top 120 Students in Art"

PROFESSIONAL EMPLOYMENT

2004 TO PRESENT–Bulletin Editor & Webmaster, Baltimore Hebrew Congregation
Design, write and proof a 16 page monthly newsletter for the largest Reform Congregation and Day School in Maryland. Write copy, design images and upload content for 200+ page website. Gather data, research, write, proof and send out a weekly e-mail update to 1500 members. Create flyers, posters, and marketing material. Coordinate advertising and publicity efforts. Photograph all major events.

1998 to present—Consultant. Marketing, Public Relations, Graphic Design & Copywriting
Consult with clients in the marketing of their businesses. Design logos, brochures, letterhead, business cards, advertisements and newsletters. Write all copy. Coordinate publicity efforts and implement marketing strategies.
- **1999 to 2001—Contract Marketing Director, Mckane and Associates**
  Outlined and executed marketing strategies and public relations campaigns for 25 clients. Oversaw all aspects of campaign development including design, branding, copywriting and publicity.

2002 TO 2004—Principal, Aletha's Fine Art Gallery
Represented 30+ local artists as well as hosted musical venues for Baltimore songwriters.

1996 to 1998—Principal, Blooming Rose Company
Developed a patentable process for preserving roses. Sold rose pins on cards to 800+ retail stores throughout North America and Japan, including the Cracker Barrel chain of restaurants.

1994 to 1996—Partner, Sour Grapes
Designed and sold a line of humorous greeting cards based on rotten relationships. The line was sold in retail stores throughout North America and the United Kingdom.

EDUCATION

1990—Nazareth College, M.S. in Education, graduated with High Honors
1989—Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
1984—Jamestown Community College, A.A. in Psychology

ORGANIZATIONS

Toastmasters International, Valley Toastmasters, Immediate Past President, Hunt Valley, MD
Equine Rescue and Rehabilitation, Inc., Consulting Board Member, Parkton, MD

Robert H. Losey
16420 Dubbs Road
Sparks, MD 21152
410-340-6434

2011- Present
Helped to build and promote Bloomery Plantation Distillery, Charles Town, WV.

    2012—Present: Director, National Sales and Distribution
    product sales and marketing, development of national sales and distribution network

    2011—2013: Responsibilities included construction, maintenance, public relations,
    legislative lobbying and product sales

2002 - 2011
Founded and managed GreenLand Development Services,LLC, Sparks, Maryland. Successfully
built multi- million dollar business serving land development customers in mid-atlantic area.
Primary scope of work included reforestation, fencing, excavation, commercial and residential
development landscape and hardscape projects.

1983-2001
Successfully worked in progressive levels of responsibility and management selling and
marketing industrial products for General Electric, Telemecanique (Groupe Schnieder), Square
D and Danfoss. Responsible for USA. Consistently achieved outstanding sales results, product
management goal attainment.

Graduated Clarkson College of Technology, Potsdam , NY
Bachelors of Science, Industrial Distribution. 1982

Entrepreneur.



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Bloomery Plantation Distillery

PRESIDENT/COO, ENTREPRENEUR MEDIA INC.

EDITOR IN CHIEF/VP ENTREPRENEUR MEDIA INC.

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BLOOMERY PLANTATION Distillery

Farm-Fresh Cocktail Liqueurs

Charles Town, WV USA

SIP AWARDS 2012 PLATINUM · San Francisco World Spirits Competition 2015 Double Gold · SIP AWARDS 2012 GOLD · SIP AWARDS 2012 GOLD

MicroLiquor 2012 GOLD · MicroLiquor 2012 GOLD · MicroLiquor 2012 SILVER · MicroLiquor 2012 SILVER · MicroLiquor 2012 SILVER

Cast of Characters

Locally-Raised Fruits, Roots & Nuts

SweetShine
SweetShine
SweetShine
Ginger
Chocolate Raspberry
Black Walnut
h Murphy

Accolades

True Quotes

"Oooooooh my. Oh MY!" "Orgasmic. It's better than sex."

"I think it's affecting my brain."

"Amazing hooch. Makes me tingle all over."

"Sooooo much better than milk."

"The pucker power is perfect." "Can guys drink it? Just wondering."

"Man I love this. Please don't tell the wife."

"If I were freakishly deformed—I'd give it three thumbs up."

"Can I have some more please?" "A harmonious convergence—superb, clear-tasting invocations of lemon that sing in the mouth. . ."







Steeped in History

In 1742, Bloomery boasted the first ironworks west of the Blue Ridge Mountains and the first in present West Virginia. Bloomery also held the honor of **the largest bootlegging operation** in the area. More illegal 'shine came through this one tiny hamlet than in any other area in the state. Even the structural elements of our historic log cabin distillery are tied to moonshining. In 1870 two new additions were added to the original log cabin. The board and batten were from dismantled gundalows—ferry boats used to haul people and product across the Shenandoah River. **At night, by the light of the moon, the boats also hauled moonshine.** The captains of the gundalows were known as moonshine boatmen. Moonshining has long been a way of survival for many families and is a huge part of the Appalachian culture in the mountains of WV. At one time, the plantation housed six working stills. Families passed down recipes from generation to generation. **Old-timers** used to temper their moonshine with real fruit and sugar for a smoother, more palatable 'shine. Bloomery's all natural SweetShine is crafted after the old-timers' **recipes** with **190 proof 'shine, pure cane sugar** and **farm-fresh ingredients.**

Yes, Lemons in West (by God) Virginia





Our family of flavors are crafted by hand, naturally. From the **hand-zesting of every single lemon** to hand-writing every bottle's proof on the label. All of the local fruits, roots and nuts from our farm, and neighboring farms, are hand-selected **by our master macerator**. We carefully craft every bottle to ensure only the best, from our farm to the glass. Not only is our SweetShine carefully hand-crafted, it's **beautifully focused—** **and stark raving good**. So shake it up, **play**, imbibe, and **enjoy** our **locally loved,** stylishly sexy**,** but **never stuffy, libations** that eradicate expectations**.**

Farm-Fresh Cocktail Liqueurs
home-grown nuts, lemons, raspberries, ginger and peaches

From Our Farm, Naturally

Bloomery SweetShine • 375 ml, 6 btls./case
- Raspberry Lemon, 30 proof, 794504142112
- Limoncello, 40 proof, 794504141917
- Cremma Lemma-
  Moonshine Milkshake, 40 proof, 794504142013
- Chocolate Raspberry, 30 proof, 794504142211
- Peach Shine, 45 proof, 9450480270
- Ginger Shine, 45 proof, 696859167928
- Black Walnut, 65 proof, 696859167942
Seasonal:
- Pumpkin Spice, 35 proof, 696859167959
- Cranberry Clementine, 30 proof, 696859167966

To Bloomery's Distillery



To Your Customer's Hands





BLOOMERY
SweetShine®

Bloomery Plantation Distillery, LLC
16357 Charles Town Road
Charles Town, WV 25414

BloomerySweetShine.com
304.725.3036



BLOOMERY
SweetShine



















Making SweetShine

Bloomery Plantation Distillery in the Eastern Panhandle is an intoxicating treat.

written by **LAURA WILCOX ROTE**

photographed by **ELIZABETH ROTH**



ONE OF THE HAPPIEST PLACES on earth—or at least in West Virginia—has to be Bloomery Plantation Distillery in Charles Town.

At the end of a gravel road in a tasting room in a salvaged 1840s cabin, the booming laughter of Rob Losey rings out as he tells the story of growing lemons in the Mountain State. The Eastern Panhandle distillery is the first commercial grower of lemons in the Mid-Atlantic. It all started when Rob's ex-wife and dear friend Linda Losey—standing 6 feet away experimenting with flavors on her "science cart"—returned from a trip to Italy in 2010 with the crazy idea to make and sell limoncello. Standing next to Rob is Rita, his girlfriend, who pours a packed room of visitors each a taste of Ginger Shine from what Bloomery calls its cocktail playground. "Our goal is to always provide a 'Wow' experience—from the product to the branding to the experience in the tasting room," says Linda, who co-owns Bloomery with her husband, Tom Kiefer. "Part of that is laughter."

All of the employees—just over a dozen people help make the Bloomery brand the success it is—wear multiple hats in the business, sometimes literally. The distillery's award-winning labels grab attention, and the staff sometimes wear outfits to match. "I'm Pumpkin Spice," Linda laughs. Rob says they wanted the labels to be reminiscent of turn-of-the-century seed packets. From there they personified the labels on the bottles with the "ginger guy" and the "pumpkin girl" and so on.

Rob, co-owner and director of sales and distribution, says having fun is part of building the brand, though the employees really do enjoy themselves. Lively presentations in the intimate, rustic tasting room keep people coming back, but the crew aims to keep the excitement alive long after people leave, too. "One of our biggest challenges is being able to carry that fun experience outside of the distillery and into the market. It's one thing to have a nice looking bottle but, as a small business, marketing budgets are limited. We have family, friends, and volunteers help bring our bottle characters to life and take them on the road to various events."

Along with 40 Italian Santa Teresa lemon trees housed in a greenhouse on the property off the beaten path, the distillery harvests 600 pounds of Hawaiian ginger each year and has 2,000 raspberry plants. The team is also working to harvest black walnuts, and pumpkins will be planted in 2014, too. In less than three years, Bloomery has hosted 35,000 visitors, offering up free tastings of the award-winning SweetShine liqueurs. Flavors like Cremma Lemma and the flagship Limoncello are most popular, while bottles of Raspberry Lemon, Ginger, and Chocolate Raspberry have no trouble finding good homes.

"Everything we do starts with 190-degree moonshine," Rob says, adding that it's all-natural. The list of fresh ingredients that may go into the nine flavors is short, including lemons, raspberries, ginger, pumpkins, peaches, and black walnuts. "No colors, no flavors. We offer customers a handcrafted, all-natural, authentic product they really can't get any place else. More and more people really want to step back and enjoy things that they know where they came from."

Drinking the liqueurs is also unique. They mix well together or with other ingredients—Bloomery suggests pairing Limoncello with West Virginia's Smooth Ambler Vodka for a Zesty Mountaineer Martini, or add Chocolate Raspberry to a cup of hot coffee for a Chocolate Lab. You can choose from dozens of recipes on the distillery's website or simply enjoy the SweetShine on its own. "We sell out of every bottle we make. Our biggest challenge is keeping up with production," Rob says. "Some of our aging takes about six months, so it takes awhile for it to be ready to sell. We are continually ramping up our production." You can find Bloomery at liquor stores across West Virginia as well as in D.C., Virginia, and Tennessee. You can also buy from Bloomery's website, which ships to 42 states.

Linda says it's hard to be in a bad mood around lemons, but growing crops was no easy feat at first. "It's been a real learning curve. We weren't farmers," she says, adding that folks at the nearby USDA research center and others were a godsend in the beginning. Bloomery also works closely with officials in Jefferson County, one of the few counties in the state to have an agriculture development officer on its economic development team.

"Not that it was news to us, but farming is not easy," agrees Rob, whose background is in construction. "We certainly have an even deeper respect for farming. A lot of work goes into raising an acre of raspberries."

Bringing an old cabin back to life was a worthwhile challenge, too. Linda found the 12-acre property with dilapidated cabin on Craigslist and fell in love. "My husband, Tom, was out at a conference and I texted him, 'I'm going to meet the Craigslist killer.'" But everything turned out just right. The property just needed some tender loving care. Linda and Tom purchased the property in December 2010. "We were one of the fastest distilleries to



"There's no way we could have done it without the team we have. That has been as rewarding as having the customers—building the team," says Linda Losey, co-owner at Bloomery Plantation Distillery. One of the first employees and also a co-owner, Rob Losey is a vital part of that team and can often be found in the tasting room making customers laugh.















get their licenses in America," Linda says. "We had it in less than three months. I'm a researcher and that's one of the things I love doing—I'm a Googler. I made sure all of my i's were dotted and t's were crossed, and we were approved. In less than a year we were open."

The cabin had been a slave quarters at one time, and it was in serious disrepair. "A building a couple hundred years old—there's nothing that's square," Rob says. "You don't go to Home Depot and pick up the doors. Everything had to be custom-made." The roof had to be replaced and geothermal heating and cooling were installed. "In five months we put in a lot of sweat." But it was close to their hearts, and it captured the feeling the team wanted to evoke. "We knew it'd be some place cool to come visit," Rob says.

Rob was the first employee working with Linda and Tom, and at first, everyone had two full-time jobs. "I planted the raspberry field and did the greenhouse and did work on the building itself," Tom says. Tom's brother, Don, also began working with the group in areas like production. Then, Linda says, it was time for Rob to take charge in the tasting room.

"We look back every day and go, 'Wow.' It's been a wild ride," Linda says, reflecting back on the distillery's opening day in September 2011. Even then there were lines out the door, and business continues to boom. In a single month in late spring 2014, visitors from Russia, China, Ireland, Mexico, and even Australia all came through Bloomery.

"It's been a lot of fun. How many people can say they're in business with their ex-husband and his girlfriend?" Linda says. "We call this the Land of Misfit Toys because we're so diverse in personalities, but when we get together, we rock."

Bloomery Plantation Distillery is open Fridays and Saturdays from 11 a.m. to 8 p.m., and Mondays, Thursdays, and most federal holidays from noon to 6 p.m. Live music takes place most Fridays and Saturdays in summer.

The distillery in Charles Town has been popular since day one. Try popular flavors like Limoncello or Raspberry Lemon and visit in summer for live music or special events.

BLOOMERY PLANTATION DISTILLERY
16357 Charles Town Road, Charles Town, WV 25414
bloomerysweetshine.com

"More and more people really want to step back and enjoy things that they know where they came from."

ROB LOSEY, *Bloomery Plantation Distillery*